Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 13, 2019

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Semper Short Duration Fund S000044807
Semper MBS Total Return Fund (S000041568)

Dear Ms. Brutlag:

This correspondence is being filed in response to your oral comments and suggestions of March 1, 2019, to the Trust’s Post-Effective Amendment (“PEA”) No. 866 to its registration statement.  PEA No. 866 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on January 23, 2019, for the purpose of adding specific disclosure related to variations in Fund sales charge waivers by a financial intermediary.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus Comments

1.	Staff Comment: Please provide completed Fees and Expenses tables and Example tables for both Funds.

Response:  The Trust responds as follows:

Semper MBS Total Return Fund

	Class A	Institutional Class	Investor Class
SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	2.00%	None	None

Class A	Institutional Class	Investor Class
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of cost or market value at the time of redemption on investments of more than $1 million redeemed within 18 months)	0.50%	None	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.56%	0.56%	0.56%
Distribution and Service (Rule 12b-1) Fees	0.25%	None	0.25%
Other Expenses	0.20%	0.20%	0.20%
Total Annual Fund Operating Expenses	1.01%	0.76%	1.01%

	1 Year	3 Years	5 Years	10 Years
Class A	$301	$515	$747	$1,412
Institutional Class	$78	$243	$422	$942
Investor Class	$103	$322	$558	$1,236

Semper Short Duration Fund

	Institutional Class	Investor Class
SHAREHOLDER FEES (fees paid directly from your investment)	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%	0.35%
Distribution and Service (Rule 12b-1) Fees	None	0.25%
Other Expenses	0.48%	0.48%
Total Annual Fund Operating Expenses	0.83%	1.08%
Less: Fee Waiver and Expense Reimbursement	-0.22%	-0.22%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(1)(2)	0.61%	0.86%

(1)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement do not correlate to the Ratio of Expenses to Average Net Assets Before Fee Waiver and Expense Reimbursement in the Financial Highlights section of the statutory prospectus, which reflects the actual operating expenses of the Short Duration Fund and does not include 0.01% that is attributed to acquired fund fees and expenses (“AFFE”) or extraordinary expenses.

(2)
Semper Capital Management, L.P. (the “Adviser”) has contractually agreed to waive a portion or all of its management fees and pay Fund expenses to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement (excluding AFFE, taxes, interest expense, dividends on securities sold short and extraordinary expenses) do not exceed 0.60% of average daily net assets for Institutional Class shares and 0.85% of average daily net assets for Investor Class shares (the “Expense Caps”).  The Expense Caps will remain in effect through at least March 29, 2020 and may be terminated only by the Trust’s Board of Trustees (the “Board”).  The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were paid, subject to the Expense Caps.

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$62	$243	$439	$1,005
Investor Class	$88	$322	$574	$1,297

2.
Staff Comment: Please add at the end of each Fund’s “Risks Associated with Mortgage-Backed and Other Asset-Backed Securities,” the following sentence, “The liquidity of these assets may change over time.”

Response:  The Trust responds by adding the requested disclosure.

3.
Staff Comment: The Staff notes that as part of the Semper MBS Total Return Fund’s principal investment strategy, it may sell securities short with respect to 100% of its total assets. Please confirm that expenses associated with short sales are included in the Fund’s Fees and Expenses table.

Response:  The Trust responds that the Fund did not sell securities short during the past fiscal year and has not sold securities short this fiscal year to date. Therefore, short sales are not included in the Fund’s Fees and Expenses table.

4.	Staff Comment: Please provide performance returns for both Funds.

Response:  The Trust responds as follows:

Semper MBS Total Return Fund

Calendar Year Total Returns as of December 31 – Institutional Class

During the period shown on the bar chart, the Total Return Fund’s highest total return for a quarter was 2.95% (quarter ended June 30, 2014) and the lowest total return for a quarter was -1.10% (quarter ended March 31, 2016).

Average Annual Total Returns (For the periods ended December 31, 2018)	1 Year	5 Years	Since Inception (7/22/2013)
Institutional Class
Return Before Taxes	3.89%	5.37%	6.54%
Return After Taxes on Distributions	1.46%	2.82%	4.05%
Return After Taxes on Distributions and Sale of Fund Shares	2.29%	2.95%	3.90%

Average Annual Total Returns (For the periods ended December 31, 2018)	1 Year	5 Years	Since Inception (7/22/2013)
Investor Class
Return Before Taxes	3.72%	5.12%	6.29%
Class A(1)
Return Before Taxes	1.62%	4.72%	5.92%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	0.01%	2.52%	2.30%
Bloomberg Barclays U.S. MBS Index (reflects no deduction for fees, expenses or taxes)	0.99%	2.53%	2.42%
(1)   The Institutional Class and Investor Class incepted on July 22, 2013, and Class A incepted on December 18, 2015.  Class A performance for the period from July 22, 2013 to December 18, 2015, reflects the performance of the Institutional Class, adjusted to reflect Class A fees and expenses.

Semper Short Duration Fund

Calendar Year Total Returns as of December 31 – Institutional Class

During the period of time shown in the bar chart, the Fund’s highest return for a calendar quarter was 1.41% (quarter ended March 31, 2012) and the lowest return for a calendar quarter was -0.94% (quarter ended June 30, 2013).

Average Annual Total Returns (For the periods ended December 31, 2018)	1 Year	5 Years	Since Inception (12/23/2010)
Institutional Class
Return Before Taxes	2.33%	2.28%	2.49%
Return After Taxes on Distributions	1.12%	1.00%	1.38%
Return After Taxes on Distributions and Sale of Fund Shares	1.37%	1.16%	1.43%
Investor Class
Return Before Taxes	2.05%	2.01%	2.22%
Bloomberg Barclays 1-3 Year Government Index (reflects no deduction for fees, expenses or taxes)	1.58%	0.82%	0.84%
Bloomberg Barclays 1-3 U.S. Treasury Index (reflects no deduction for fees, expenses or taxes)	1.56%	0.81%	0.82%

5.	Staff Comment: Please confirm supplementally to the Staff that Schedule A includes all sales discounts and waivers related to Class A shares.

Response: The Trust confirms that Schedule A includes all sales discounts and waivers related to Class A shares requested by a specific financial intermediary. The Trust is not aware of any additional requests from a financial intermediary at this time.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6872.

Very truly yours,

/s/ Emily R, Enslow
Emily R. Enslow, Esq.
Secretary
Advisors Series Trust